UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed Under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                      Saltend Cogeneration Company Limited
                      ------------------------------------
                        (Name of foreign utility company)

                               Calpine Corporation
                               -------------------
    (Name of filing company, if filed on behalf of a foreign utility company)

     The Commission is requested to mail copies of all communications relating to this Notification to:

Ron Fischer                                         James B. Vasile
Associate General Counsel                           Davis Wright Tremaine LLP
Calpine Corporation                                 1500 K Street, NW, Suite 450
50 West San Fernando Street                         Washington, DC 20005
San Jose, California 95113                          202.508.6662
408.792.1222

     Calpine Corporation ("Calpine"), a Delaware corporation, hereby notifies the Securities and Exchange Commission that Saltend Cogeneration Company Limited ("Saltend") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Public Utility Holding Company Act, as amended ("Act").

Item 1.  Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

         Saltend Cogeneration Company Limited
         Saltend Energy Centre
         Hedon Road, Hull
         HU12 8GA
         United Kingdom

     On December 12, 1997, Entergy Power Development Corporation ("Entergy") filed a Form U-57 on behalf of Saltend with the Commission. Saltend was formed by Entergy to develop and own a 1,200 megawatt ("MW") (nominal) gas-fired, combined cycle electric generating facility to be located adjacent to a British Petroleum Company facility in the County of Hull, England (the "Saltend Energy Centre"). The Saltend Energy Centre entered commercial operations in November 2000.

     On August 24, 2001, Calpine completed the acquisition of the stock of Saltend from Entergy and thereby acquired ownership of the Saltend Energy Centre.

     The Saltend Energy Centre consists of three 400 MW (nominal) units, each of which includes an air intake system (including a high efficiency filter, pre-filter and silencer), compressor, combustion chambers, power turbine, exhaust system and all associated auxiliary plant and control systems. Calpine will assume operations of the Centre through an affiliate.

     No person, other than Calpine and its subsidiaries owns a 5% or more voting interest in Saltend.


Item 2. Domestic Associate Public-Utility Companies of Saltend and Their Relationship to Saltend.

     None.


EXHIBIT A. State Certification

     Not Applicable.


                                    SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                               CALPINE CORPORATION


Date:    August 31, 2001                      By:  /s/ Richard W. Haviland
                                                   -----------------------
                                                   Richard W. Haviland
                                                   Senior Vice President